Exhibit 99.1

News Release

Stantec completes acquisition of Dessau’s engineering assets
Acquisition bolsters Stantec in Quebec with strong expertise

MONTREAL, QC; EDMONTON, AB; (January 20, 2015) TSX, NYSE:STN

North American design firm Stantec has significantly strengthened its presence in the province of Quebec by completing the acquisition of the Canadian engineering operations of Montreal-based Dessau, and Dessau’s operations in Plania, Gestrans, and Azimuth. Following satisfaction of closing conditions and regulatory approvals, 1,300 Dessau employees from 20 offices throughout Quebec, as well as offices in Mississauga and Ottawa, Ontario, have joined Stantec in this transaction.

“Quebec has nearly 25% of Canada’s population and a large infrastructure market. Expanding there represents a substantial, long-term opportunity for us in a growing market,” says Stantec president and CEO, Bob Gomes. “Dessau’s engineering expertise provides a geographic complement to our work, which will strengthen our overall expertise in healthcare, water, power and energy, roadways, bridges, airports, transit/rail, and community development sectors, as well as introducing telecommunications and security services as part of the broader Stantec platform.” Stantec first began operations in Quebec in 1995.

Since the acquisition was announced in September, 2014, Dessau has been awarded several large-scale projects in the transportation, energy, buildings and telecommunications sectors.

“We are excited to begin working with our new team members on these projects and for the opportunities for our new staff across the company,” Gomes says. “Quebec is key to Stantec’s success in Canada. We can now say we have a strong presence in every province and territory in the country.”

“This new chapter is very promising for our employees, clients and partners,” says Isabelle Jodoin, President and General Manager of Dessau. “We will proudly be joining Stantec’s strong team, with whom we share a common culture and values. The consolidation of our expertise and the combined creativity of both our teams will enable us to continue meeting community needs, while delivering increasingly original and innovative projects.”

Established in 1957, Dessau has received more than 120 awards of excellence for their work, including 50 in the last five years. Some projects of note include: the energy-efficient Honoré-Mercier Hospital Centre; the Montreal Palais des Congrès, which has won several awards including the Armatura Grand Prize of the Decade in 2010; La Pinière Wastewater Treatment Plant, which serves over 280,000 people while contributing to the safety of the St. Lawrence River system; the Rogers LTE network implementation for Quebec and Ontario, the first LTE deployment project in Canada; and the firm’s first renewable energy commission, the Northland Power projects. Key clients include JCCBI, Public Works and Government Services Canada, Société de transport de Montréal, Transports Quebec, Hydro Quebec, Société québécoise des infrastructures, Telus, Rogers, Bell, Vidéotron, Pratt & Whitney, and Atomic Energy of Canada.

About Stantec
The Stantec community unites more than 15,000 employees working in over 250 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. For more information, visit www.stantec.com.

Media Contact Rachel Sa Stantec Media Relations Ph. (416) 598-5699 rachel.sa@stantec.com	Investor Contact Sonia Kirby Stantec Investor Relations Ph. (780) 616-2785 Sonia.Kirby@stantec.com	Dessau Contact Rébecka Fortin Team Leader, Communications Ph. (514)281-1033, ext. 2280 Rebecka.Fortin@dessau.com

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